December 23, 2005

Mr. Douglas H. Miller
Chairman and Chief Executive Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

      Re:	Exco Resources, Inc.
      	Registration Statement on Form S-1
      Filed November 23, 2005
      File No. 333-129935

Dear Mr. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment.
For
example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants` consents with each amendment.

In this regard, please note that we will need time to review all new disclosure, including any additional proposed artwork or graphics, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

Cover page

3. Please remove any identification of "joint book running managers" on the cover page. You may disclose this information on the back cover of the document.

Summary, page 1

4. Please eliminate the suggestion that you only provide an "overview of selected information." Rather, make clear that this section summarizes all material information contained in your prospectus.

5. Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:

* "[w]e are a rapidly growing independent oil and natural gas company...";

* "[w]e expect to continue to grow by leveraging our management team`s experience and expertise, exploiting our multi-year inventory of low-risk drilling locations and exploitation projects, and..."; and

* "[o]ur assets are characterized by long reserve lives, high drilling success rates, high natural gas concentration, and established histories of production."

Provide support for the basis of the beliefs regarding how your
business is differentiated from that of your competitors.   We may
have further comments.

6. Revise to provide a balanced overview of your business. In this regard, we note that you make numerous statements about your business strategy and competitive strengths but you do not reference the challenges and material risks you face, such as your operations` reliance principally on supporting gas drilling versus oil drilling or the risk you face due to exposure to competition from new entrants and established companies in your field. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

7. You repeat much of this section in the Business section.
Revise
this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.


Summary of Geographic Areas of Operation, page 2

8. Please expand your PV-10 disclosure to discuss how you define your pretax PV-10 value, how you utilize such value, and the reasons you believe it is useful to readers, in order to comply with the guidance in Item 10(e)(1)(i) of Regulation S-K. Additionally, please show a reconciliation of your PV-10 non-GAAP measure to the most directly comparable GAAP based measure, presumably the standardized measure of discounted future net cash flows per SFAS 69.

Summary Operating Data, page 11

9. Please re-label your Historical columns and revise your disclosure in footnote (1) to clarify that the information presented reflects either "historical continuing operations," "pro forma excluding discontinued operations," or similar language to further emphasize that such information differs from that of the entity prior to the sale of Addison.

Risk Factors, page 13

10. Many of your risk factors could apply to any company in your industry. To assist investors` understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. For example, please make clear how the risks arising from each of your acquisitions impacts you specifically.

11. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Our revenue depends on oil and natural gas prices, which fluctuate" and "We cannot control the development of the properties we own but do not operate" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk. Also, eliminate references such as "no guarantee," "no assurance" and "not certain," instead stating the risk plainly and directly.

12. Eliminate language that tends to mitigate the risk you discuss.
Examples include clauses that begin "although" or "while," such as the first sentence under "There are inherent limitations...," the last sentence under "We may be unable to overcome risks associated with our drilling activity" and the last sentence on page 21. Instead, focus on the underlying risk and the harm that could result.
You may provide other details later in your document.

Risks relating to our indebtedness, page 22

13. Advise us of the consideration given to including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

14. Provide quantification if it helps put these risks in context. For example, we note that the borrowings under the TXOK credit facility is structured under floating rate terms. Provide an example of how an increase in interest rates would impact your interest expense and reduce your operating cash flows.

Information regarding forward-looking statements, page 28

15. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.
See
Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

16. Eliminate the suggestion that "will" identifies forward-looking statements.

Use of Proceeds, page 30

17. Disclose in necessary detail how you intend to use the remainder, if any, and quantify the amount the remainder represents.

18. Please revise the table to make how the proceeds of this offering will be used and show the portions each source contributes to each use.

Unaudited Pro Forma Financial Data, page 45

19. Please add a sub-section under this header and resituate disclosure about any non-recurring items excluded from your pro forma financial statements that will affect your results of operations within the next 12 months.

20. If actual interest rates in the transaction may differ from those underlying your interest expense adjustments, please disclose in footnote(s) the effect on pro forma income of a 1/8 percent variance in interest rates.

21. We note your disclosure under points (a) and (s) on pages 58 and
60, discussing the pro forma adjustments to address the difference between the full cost method of accounting for your oil and gas properties that you will be using, and the successful efforts methodology used by both ONEOK Energy Resources Company, and North Coast Energy, Inc. Please expand your disclosure to address any other differences between these two methods that may have generated differences in the past (e.g. the approach taken in evaluating properties for impairment).



Management`s Discussion and Analysis..., page 61

Overview, page 61

22. Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC
501.12 and Release No. 34-48960 for additional guidance.

23. Please revise your disclosure to clarify whether you will have sufficient capital to fund your operations for the next 12 months.

Results of Operations, page 68

24. When you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, you list three primary reasons for the increases in your oil and natural gas operating costs from 2003 to 2004. If known or practicable, please breakdown and quantify the impact each of those factors had on your increases in costs. Please refer to FRC Section 501.04 for further guidance.

25. We note that your results of operations contain successor operations for 2004, a combination of successor and predecessor operations for 2003, and predecessor operations for 2002. Ordinarily we find that the application of purchase accounting inhibits a meaningful comparison of historical results, before and after the transaction. In other words, the discussion and analysis of the successor and predecessor financial information should be distinct.
Tell us the reasons you believe that comparing the combined results for 2003 to 2002 and 2004 is sufficiently meaningful to outweigh the drawbacks of an analysis of entities having different cost bases in net assets. Also, please explain how you would convey the effects of having applied purchase accounting in comparing these results from period to period, in your disclosure.

26. We note your tabular presentation on page 75, indicating that during the nine months ended September 30, 2005, you incurred $177.3 million in losses from your commodity price risk management activities. We understand from your disclosure on page 77 that for the nine months ended September 30, 2005, 49% and 70% of your oil and natural gas production, respectively, were subject to swap agreements.

Please expand your disclosure to explain whether you intend to continue your risk management program at 2005 levels, with the same strategy, or whether you believe any change in your approach to managing this effort is warranted, given your recent and significant losses from risk management activities.


Business, page 104

Competition, page 118

27. You state that many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Please disclose any current plans, proposals or arrangements to acquire any of these properties.

U.S. environmental regulations, page 120

28. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you are unable to predict the ultimate cost of compliance or the extent of liability risks.

Management, page 128

29. Revise to clarify for each individual the times each office or title was held during the entire five year period, eliminating all gaps or ambiguities as to time. For example, it is unclear how long
Mr. Stephen F. Smith was associated with Sandefer Oil and Gas,
Inc.
prior to joining you. Also, specify the various offices held during that period, rather than only referring to "various capacities."

Related party transactions, page 138

30. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm`s length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

Underwriting, page 158

31. You state that there are certain exceptions to the 180- day lock-up period referenced in the Underwriting section of the prospectus.
Please clarify the exceptions to which you refer. In this regard, please disclose whether your underwriters have any present intent or any understandings, explicit or otherwise, to release the lock-ups early. If so, please disclose the factors to be considered in making such determination.

32. Rather than referring to "a number of factors" to be considered, identify all material factors that will be used to determine the initial public offering price.



33. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

34. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

Where you can find more information, page 165

35. Please revise this section to reflect the SEC`s new address.

Financial Statements - EXCO Resources, Inc. (formerly EXCO
Holdings
II, Inc.), page F-3

Note 1 - Basis of Presentation, Structure, and Business Strategy, page F-8

36. We note that you valued common stock issued in several transactions at $7.50 per share, including the issuance of 46.7 million shares of common stock in the equity buyout on October 3, 2005; options granted under the 2005 Incentive Plan to employees to purchase approximately 5 million shares of common stock at $7.50 per
share on October 5, 2005; and 3.3 million shares issued to the Founders of Holdings II on August 12, 2005. Tell us how this $7.50 per share value compares to your expected offering price.

Financial Statements - EXCO Holdings, Inc., page F-13

Statements of Operations, page F-18

37. Please tell us the extent to which you report in the line item "Commodity price risk management activities" the income effects of contracts that physically settled. Clarify whether you have reported in line item "Oil and natural gas" revenue the contracts that settled at other than the spot market value on the date of settlement.









Financial Statements - ONEOK Energy Resources Company and
Subsidiaries, page F-83

Note A - Summary of Accounting Policies, page F-88

Significant Accounting Policies, page F-90

38. Please clarify in the Consolidation policy disclosure whether
ONEOK Energy`s wholly-owned subsidiaries include ONEOK Energy LLC.

Financial Statements - TXOK Acquisition, Inc., page F-101

General

39. We understand from your disclosure on page 46 that you view
ONEOK
Energy Resources Company as the predecessor to TXOK Acquisition, an entity that you intend to acquire by funding the redemption of its voting preferred stock with proceeds of the offering. Please submit the analysis that you performed in determining that the financial statements of TXOK Acquisition, Inc. would not need to be audited to comply with Rules 3-05, 3-01(a) and 3-02(a) of Regulation S-X.

Engineering Comments

Summary, page 1

Summary of Geographic Areas of Operation, page 2

40. Provide disclosure for the number of acres that are expiring in each of the next three years, if material, and the areas they are located.

41. In footnote 1 you state that the reserves were prepared by your internal engineers and audited by Lee Keeling & Associates, an independent petroleum engineering firm. Explain what you mean by the term "audited" i.e. tell us what tasks the firm performed. Tell us the differences in reserve volumes between your internal engineers and those estimated by Lee Keeling on an area- by-area basis.

Business, page 104

Our Company, 104

42. Tell us what percentage of your reserves are proved developed non-producing and disclose this amount, if material.




Our Competitive Strengths, page 106

43. You state that one of your competitive strengths in the areas you operate is predictable finding costs. Please tell us how you can predict finding costs in any area or alternatively, remove this claim from the filing. We note that we could not find any exploration costs in your document.

ONEOK Energy Resources - Notes to Consolidated Financial
Statements,
page F-88

Supplemental Oil and Gas Reserve Information (unaudited), page F-
98

44. We note the three consecutive years of negative reserve revisions of 14.2%, 10.7% and 9.5% when prices were rising. Please explain these revisions and why the current reserves should not be lower than reported, based on the past history of material revisions, and in spite of the fact that a third-party engineer audited your reserve estimates.

TXOK Acquisition, page F-105

Supplemental Information Relating to Oil and Natural Gas Producing Activities, page F-118

45. Please explain the small amount of production from the 185 BCFe of proved developed reserves during the time you owned them in 2005.
Even when this amount is annualized, the reserve-production ratio appears to be much larger than typical proved developed reserves.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-3685 with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.


							Sincerely,


							Tangela Richter
							Branch Chief


cc:	L. Dang
	K. Hiller
      J. Wynn
      J. Murphy

      via facsimile
      William L. Boeing
      Haynes and Boone, LLP
            (972) 680-7551

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Mr. Douglas H. Miller
Exco Resources, Inc.
December 23, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010